

June 11, 2013

Via E-Mail

John A. Granda, Esq.
Stinson Morrison Hecker LLP
1201 Walnut Street, Suite 2900
Kansas City, MO 64106

> **Re: MGP Ingredients, Inc.**
> **Preliminary Proxy Statement on Schedule 14A filed by Karen**
>   **Seaberg, Laidacker M. Seaberg, Cloud L. Cray, Jr., Cray Family**
>   **Management LLC, Cray MGP Holdings LP, John P. Bridendall,**
>   **and M. Jeannine Strandjord**
> **Filed June 5, 2013**
> **File No. 000-17196**

Dear Mr. Granda:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Schedule 14A

Cover Letter

1.   We note your disclosure on page 2 stating that Mr. Cray, Jr. is being nominated in the event the board removes him from his current board seat as a result of his participation in your solicitation. Provide us your supplemental analysis of Mr. Cray, Jr.'s nomination in the event he is NOT removed from the board. Tell us what consideration you have given to proposing Mr. Cray, Jr.'s election separately and conditioning it only on his removal from the board.

Proposal No. 1, page 5

2.   Please revise your disclosure to state Mr. Bridendall's and Ms. Strandjord's age and to describe Ms. Strandjord's and Mr. Cray, Jr.'s occupation the past five years.

Proposal No. 4, page 9

3.   We note that you refer to this proposal as "precatory" (page 5) and that at the meeting you will ask security holders to "urge the Company's Board" to take the actions described. It is unclear whether the approval of the proposal will in fact result in the destaggering of the board. It is also unclear, as a result of your disclosure, whether the authority to amend the articles of incorporation lies solely with the board of directors or whether shareholder approval is required, with or without preceding board approval of the amendment. Please revise to clarify.

4.   We note in the fourth paragraph of page 9 that this proposal also includes an amendment to the company's articles of incorporation to address removal of directors. Please unbundle the proposal into two separate proposals. Refer to Rule 14a-4(a)(3).

Proposal No. 5, page 9

5.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide us the support for your statement in the first sentence on page 10.

Proposal No. 6, page 10

6.   We note your disclosure that this proposal would prevent entrenchment on the board. Please revise your disclosure to explain how your goal of preventing entrenchment through adoption of this proposal would be affected by approval of proposal 4, which would limit director terms to one year.

Proposal No. 7, page 11

7.   Please disclose the potential negative effects of this proposal.

Cost and Method of Solicitation, page 14

8.   We note that you intend to solicit proxies by mail, courier services, Internet, advertising, telephone or telecopier or in person. Please be advised that all written

soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

9.   If you do solicit proxies via the Internet, please tell us whether you plan to solicit via internet chat rooms, and if so, tell us which websites you plan to utilize.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each participant acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions